SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Exhibit 1	April 19, 2006 Press Release Announcing that Futuremedia Completes Acquisition of EBC.

Exhibit 2
Form of Amendment No. 1 to Investor Registration Rights Agreement dated April 19, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Securities Purchase Agreement dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 on Form 6-K filed on December 20, 2005, File No. 000-21978) and the Registration Rights Agreement dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 3 on Form 6-K filed on December 20, 2005, File No. 000-21978).

Exhibit 3
Form of Securities Purchase Agreement (the “Cornell/Certain Wealth/TAIB Securities Purchase Agreement”) dated April 19, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c).

Exhibit 4
Form of Investor Registration Rights Agreement dated April 19, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP., Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c) in connection with the Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 5	Form of Secured Convertible Note due April 19, 2009 issued in connection with the Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 6	Form of Warrant with an issuance date of April 19, 2006 issued in connection with the Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 7	Form of Debenture dated April 19, 2006, entered into in connection with the Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard Fertig
Leonard Fertig
Chief Executive Officer

Date: April 25, 2006